ISRAMCO, INC.
4801 Woodway Drive, Suite  100E
Houston, Texas  77056
Tel.:  713-621-5946
Fax:  713-621-3988

July 14, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re:	Isramco, Inc.
Comment Letter Dated June 30, 2009

Dear Mr. Schwall:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated June 30, 2009 (the “Comments”), relating to the financial statements of Isramco, Inc. (“Isramco”) described in the Comments.

Response to Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Changes in Shareholders’ Equity, page F-4

1.             We have considered your response to our prior comment number two in our letter of March 3, 2009.  We do not agree with your conclusions.  As the parent of Isramco did not have greater than 50% control of the buyer of the assets, it appears the parties, while related, are not under common control.  Therefore, the related party loss should be reported in your consolidated statement of operations, not as a reduction to additional paid-in capital.  Please restate your Fiscal Year 2007 financial statements for this error in your Form 10-K for the Fiscal Year ended December 31, 2008.

Response:

We respectfully disagree with your comment and believe that it is based upon a misunderstanding of the facts. Naphtha Israel Petroleum Corp. Ltd., (“Naphth”), the parent of Isramco did have greater than 50% control of the Buyer.  Specifically, Israel Oil Company Ltd (“I.O.C”), the buyer, was 99.99% owned by Naphtha, the parent company of Isramco.  As a result, Naphtha controlled both I.O.C. (the buyer), and Isramco (the seller), at the time of the transaction.  As a result, we considered the transaction a transaction between entities under common control.

Isramco acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its public filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Isramco also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Similarly, Isramco’s responses to the Comments do not constitute, and should not be deemed to constitute, any admission by Isramco that its prior disclosures are insufficient or contrary to law.

Please contact the undersigned after you have had the opportunity to review this response.  Isramco looks forward to working with the SEC to resolve all issues raised by its Comments.

Very truly yours,

ISRAMCO, INC.

/s/ Edy Francis
Edy Francis
Chief Financial Officer